Morgan, Lewis & Bockius LLP
Counselors at Law

1701 Market Street
Philadelphia, PA 19103-2921
215-963-5000
Fax: 215-963-5001

November 16, 2010

VIA EDGAR

Pamela A. Long
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Strategic Diagnostics Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 19, 2010
File No. 0-22400

Dear Ms. Long:

We are writing to confirm my telephone conversation with you on November 15, 2010, during which we requested that Strategic Diagnostics Inc. be provided additional time to respond to your letter of November 8, 2010 to Mr. Kevin J. Bratton regarding the above-referenced filing.  In this regard, Strategic Diagnostics Inc. has advised us that it will provide a response by December 8, 2010.  We appreciate the staff’s courtesy in this matter.

Sincerely,

/s/ Justin W. Chairman

Justin W. Chairman

cc:  Mr. Kevin J. Bratton (via e-mail)